Exhibit (a)(1)(J)

Distribution date: Whenever a submission is made

Distributed by:  SOS

From: generalequity@textron.com

Subject: Option Exchange Confirmation

Dear [NAME],

Your Textron Option Exchange Program elections as of this email date have been recorded as follows; we strongly urge you to print this page and keep it for your records.

Eligible Grant						New Grant
Grant Number	Type	Grant Date	Strike Price	Eligible Options Outstanding	Exchange Ratio	Type	New Grant Date	Strike Price	New Options	Election to exchange entire eligible option grant

Prior to 6:00 pm (Eastern Time) on July 30, 2010, the exchange ratios, number of new options, and new option strike prices are preliminary and based on the Textron closing stock price and market conditions as of [date]. Final exchange ratios, number of new options, and new option strike price will be posted at approximately 6:00 pm (Eastern Time) on July 30, 2010.

You may elect to change or withdraw your election by submitting a new election before the Option Exchange Program expires at 11:59 pm (Eastern Time) on July 30, 2010. During the week of August 1, 2010, you will receive a final confirmation statement reflecting the final exchange ratios, new options, and the new option strike price.

If you have any questions, please contact Nate Walker at 401-457-3570 or send an email to generalequity@textron.com. The complete terms and conditions of the exchange offer are described in the Offer to Exchange, which you can access at https://textron.equitybenefits.com.